UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760759100

(CUSIP Number)

Steven Snyder, Esq.

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 108,802,519 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 108,802,519 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 108,802,519 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.3% (2)

14	Type of Reporting Person (See Instructions) OO

(1)   All shares of the common stock, $0.01 par value per share (the “Common Stock”), of Republic Services, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)   Based on 336,762,390 shares of Common Stock outstanding as of July 20, 2017, as reported on the Issuer’s Form 10-Q filed on July 28, 2017.

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 108,802,519 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 108,802,519 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 108,802,519 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.3% (2)

14	Type of Reporting Person (See Instructions) IN

(1)   All shares of the common stock, $0.01 par value per share (the “Common Stock”), of Republic Services, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)   Based on 336,762,390 shares of Common Stock outstanding as of July 20, 2017, as reported on the Issuer’s Form 10-Q filed on July 28, 2017.

EXPLANATORY STATEMENT

This Amendment No. 24 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”), William H. Gates III (together with Cascade, the “Reporting Persons”), the Bill & Melinda Gates Foundation Trust (the “Trust”), and Melinda French Gates with the Securities and Exchange Commission on July 21, 2008, as amended on August 1, 2008; August 18, 2008; September 22, 2008; December 16, 2008; January 15, 2009; January 29, 2009; February 9, 2009; February 23, 2009; March 3, 2009; October 30, 2009; November 5, 2010; August 19, 2011; December 9, 2011; May 4, 2012; May 25, 2012; August 3, 2012; November 19, 2012; June 12, 2014; July 1, 2014;  August 5, 2014; August 26, 2014; September 23, 2014; and November 3, 2015, relating to the common stock, par value $0.01 per share (the “Common Stock”) of Republic Services, Inc. (the “Issuer”).  This Amendment is being filed due to an increase in the percentage of the Reporting Persons’ ownership resulting from a decrease in the Issuer’s outstanding shares of Common Stock, and not as a result of any recent acquisitions by Cascade. The Trust and Melinda French Gates have disposed of all of the shares of Common Stock that they beneficially owned and, as a result, have ceased to be reporting persons hereunder.

Item 5.           Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     None.

(d)     None.

(e)     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2017	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1) This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 21, 2008, and included with the signature page to the Reporting Persons’ Schedule 13D filed on July 21, 2008, SEC File No. 005-54333, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.